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SECU█ 06001874 ﾠION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24611

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___December 1, 2004___ AND ENDING_November 30, 2005___

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Danny Thomas Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 Center Street, Suite 400

                             (No. and Street)

Little Rock	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willaim D. (Danny) Thomas   501-374-2231

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier, Rickels & Bailey, P.A.

                   (Name – *if individual, state last, first, middle name*)

415 N. McKinley, Suite 1100 Little Rock		Arkansas	72205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JAN 2 3 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___William D. Thomas_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Danny Thomas Investments, Inc._____, as of ___November 30, 2005_____, 20 _05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____William _D_ _Thomas_____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DANNY THOMAS INVESTMENTS, INC.

NOVEMBER 30, 2005 AND 2004

FINANCIAL STATEMENTS

WITH

INDEPENDENT AUDITOR'S REPORT

Frazier, Rickels & Bailey, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

THE PLAZA WEST BUILDING
415 NORTH MCKINLEY STREET, SUITE 1100
LITTLE ROCK, ARKANSAS 72205
501-666-0900   FAX 501-666-0071

Independent Auditor's Report

Board of Directors
Danny Thomas Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying balance sheets of Danny Thomas Investments, Inc. (a subsidiary of The Danny Thomas Co.) as of November 30, 2005 and 2004, and the related statements of income, stockholder's equity, cash flows, changes in liabilities subordinated to general creditors and net capital computation for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We did not examine procedures for safeguarding securities due to the fact that the Company does not handle securities.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Danny Thomas Investments, Inc. as of November 30, 2005 and 2004 and the results of its operations, cash flows, changes in liabilities subordinated to general creditors and net capital computation for the years then ended, in conformity with generally accepted accounting principles and comply in all material respects with the applicable accounting requirements of the Securities Act of 1934 and the published rules and regulations thereunder.

Frazier, Rickels + Bailey, P.A.

Frazier, Rickels & Bailey, P.A.
Certified Public Accountants
Little Rock, Arkansas
December 14, 2005


Danny Thomas Investments, Inc.
Balance Sheets
November 30, 2005 and 2004

Assets


	2005	2004
Current Assets		
Cash	$ 7,931	$ 10,463
Total Current Assets	7,931	10,463
Other Assets		
Due from Parent	36,455	37,268
Total Other Assets	36,455	37,268
Total Assets	$ 44,386	$ 47,731


Liabilities and Stockholder's Equity


	2005	2004
Current liabilities	---	---
Stockholder's Equity		
Common stock, par value $1 per share:		
500 shares authorized,		
300 shares issued and outstanding	$ 300	$ 300
Paid-in capital	15,585	15,585
Retained earnings	28,501	31,846
Total Stockholder's Equity	44,386	47,731
Total Liabilities and Stockholder's Equity	$ 44,386	$ 47,731

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Income
For the Years Ended November 30, 2005 and 2004

	2005	2004
Revenue		
Commissions	$ 0	$ 66,375
Interest	170	72
Total Income	170	66,447
Costs and Expenses		
Accounting	2,200	2,000
Commissions	0	63,375
Legal	0	750
Licensing fees	1,655	1,831
Postage	17	0
Supplies	680	201
Taxes - general	150	0
Telephone	1	1
Training	0	35
Total Expenses	4,703	68,193
Net (loss) before income taxes (benefit)	(4,533)	(1,746)
Provision for income taxes (benefit)	(1,188)	(536)
Net (loss)	$ (3,345)	$ (1,210)

The accompanying notes are an integral part of these financial statements

Danny Thomas Investments, Inc.
Statements of Stockholder's Equity
For the Years Ended November 30, 2005 and 2004

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - November 30, 2003	$ 300	$ 15,585	$ 33,056	$ 48,941
Net (income)	---	---	(1,210)	(1,210)
Balance - November 30, 2004	300	15,585	31,846	47,731
Net (loss)	---	---	(3,345)	(3,345)
Balance - November 30, 2005	$ 300	$ 15,585	$ 28,501	$ 44,386

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments, Inc.
Statements of Cash Flows
For the Years Ended November 30, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net (loss)	$ (3,345)	$ (1,210)
Adjustment to reconcile net (loss) to operating activities		
Depreciation	0	0
Net cash (used) by operating activities	(3,345)	(1,210)
Cash flows from investing activities		
(Increase) Decrease in due from parent	813	463
Net cash (used) provided by investing activities	813	463
Net (decrease) in cash and cash equivalents	(2,532)	(747)
Cash and cash equivalents - beginning of year	10,463	11,210
Cash and cash equivalents - end of year	$ 7,931	$ 10,463

The accompanying notes are an integral part of these financial statements.

Danny Thomas Investments,Inc.
Statement of Changes in Liabilities
Subordinated to General Creditors
As of November 30, 2005 and 2004

There were no liabilities subordinated to claims of general creditors at November 30, 2005
and 2004.

Danny Thomas Investments, Inc.
Statements of Net Capital Computation
As of November 30, 2005 and 2004

Computation of Basic Net Capital Requirements

	2005	2004
Total ownership equity from balance sheet	$ 44,386	$ 47,731
Less: Net fixed assets	---	---
Amounts due from parent	(36,455)	(37,268)
Net capital	$ 7,931	$ 10,463
Minimum net capital required	$ 5,000	$ 5,000
Total net capital required	$ 5,000	$ 5,000
Excess net capital at 1500%	$ 7,931	$ 10,463
Excess net capital at 1000%	$ 7,931	$ 10,463

	2005	2004
Total aggregate indebtedness-liabilities from balance sheet	-----	-----
Ratio of aggregate indebtedness	N/A	N/A
Debt-equity ratio	(A)	(A)

(A) The Company has no satisfactory subordination agreements; therefore, these ratios cannot be computed.

Reconciliation of Audited Net Capital
and Unaudited FOCUS IIA Report Net Capital

	2005	2004
Net Capital per November 30 FOCUS IIA report	$ 7,369	$ 9,898
Reconciling items:		
Additional cash not on FOCUS IIA	562	565
Net Capital per November 30 audited statements	$ 7,931	$ 10,463

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with generally accepted accounting principles and practices within the securities industry. The policies that materially affect financial position and the results of operations are summarized as follows:

A. Operations - The Company is a registered broker-dealer operating in the State of Arkansas. Its primary source of revenue is fees and commissions from the brokerage of commercial and residential mortgage loans.

B. Use of estimates - The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

C. Income taxes - Amounts provided for income taxes are based on income for financial statement purposes. In 2005 and 2004, the Company filed a consolidated income tax return with The Danny Thomas Co. These entities allocate income tax expense on a separate return basis.

D. Cash equivalents - For the purposes of the statement of cash flows, Danny Thomas Investments, Inc. considers all highly liquid cash investments to be cash equivalents.

E. Property and equipment - Property and equipment is stated at cost. Depreciation is provided for by the straight-line and accelerated methods over the useful lives of the related assets.

2. Income Taxes

Income taxes consists of the following:

	2004	2003
Current tax expense (benefit)	$ (1,188)	$ (536)

The reasons for the difference between the actual tax expense and tax computed at the federal income tax rate are as follows:

Variances Caused by Enacted Rate Changes - The income tax provision differs from the expenses that would result from applying federal statutory rates to income before income taxes to reflect the benefit of an enacted tax rate reduction.

3. The Mortgage Center

During the year ended November 30, 1994, the Company began operating a new division under the registered fictitious name of "The Mortgage Center." The new division's activities consisted of processing home loan applications for an out of state lender. The Company will not be the lender or service any loans.

Prior to operating "The Mortgage Center" the Company notified the Arkansas Securities Department and the NASD.

4. Exemption From Rule 15c3-3

The broker - dealer claims exemption from Rule 15c3-3 pursuant to paragraph 15c3-3(k)(2)(i).

5. Satisfactory Subordination Agreements

There were no liabilities subordinated to claims of general creditors at November 30, 2005 and 2004.

6. Related Parties

Danny Thomas Investments, Inc. is a wholly owned subsidiary of The Danny Thomas Co. It shares office space with its parent and reimburses The Danny Thomas Co. for operating expenses and other overhead items.

All the revenue for 2004 was received from transactions with partnership entities a general partner of which is the sole owner of the Company's parent (The Danny Thomas Co.).

The sole owner of the Company's parent received commissions of $31,688 for 2004.

DANNY THOMAS INVESTMENTS, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON
INTERNAL ACCOUNTING CONTROL

NOVEMBER 30, 2005

Independent Accountant's Report on Internal Accounting Control

To the Board of Directors
Danny Thomas Investments, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Danny Thomas Investments, Inc. for the year ended November 30, 2005, we considered its internal structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Danny Thomas Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)11 and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving the accounting systems and control procedures that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Frazier, Rickels + Bailey, P.A.

December 14, 2005
Little Rock, Arkansas